Exhibit 99.1

Appointment of Non-executive Director

Anchorage Alaska, June 24, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that Mr. Chaim (Dovi) Berger has been appointed as an Independent Non-Executive Director with effect from 1 July 2025.

Mr. Berger is a U.S.-based finance and legal executive with over 10 years of experience structuring and closing complex transactions. He brings a cross-disciplinary background in corporate law, accounting, taxation, and M&A, coupled with hands-on operational experience in high-growth businesses. Mr. Berger has a proven track record in executing strategic acquisitions, ensuring regulatory compliance, and implementing enterprise-wide financial controls, while leading and mentoring cross-functional teams. He is an admitted attorney and Certified Public Accountant (CPA).

Mr. Berger will be appointed to the Audit & Risk Committee and the Remuneration & Nomination Committee.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196